SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-25196
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725

REQUIRED INFORMATION
The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:
Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries
Salary Savings Plan
Financial Report
December 31, 2010

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio
We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Columbus, Ohio
June 20, 2011

Camco Financial & Subsidiaries Salary Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2010	2009

Assets

Cash	$38,462	$88,540

Nonparticipant-directed investments — Employer securities	13,143	23,660

Participant-directed investments:

Common/Collective fund	869,301	651,550

Mutual funds	7,728,440	7,052,132

Employer securities	267,910	400,635

Total investments	8,878,794	8,127,977

Participant notes receivable	286,040	213,982

Total Assets	9,203,296	8,430,499

Liabilities — Other	557	—

Net Assets Available for Benefits at Fair Value	9,202,739	8,430,499

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit- responsive Investment Contracts	(16,348)	(3,057)

Net Assets Available for Benefits	$9,186,391	$8,427,442

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Contributions:
Participant-directed — Employee elective	$534,729
Participant-directed — Employer matching	304,341

Participant-directed — Rollover	39,353

Interest and dividends:
Participant-directed investments	189,166
Participant notes receivable	13,769

Net (depreciation) appreciation in fair value of investments:
Nonparticipant-directed employer securities	(4,825)
Participant-directed mutual funds	616,204
Participant-directed common/collective fund	14,513
Participant-directed employer securities	(129,824)

Total additions	1,577,426
Deductions
Benefit payments to participants:
Nonparticipant-directed	5,692
Participant-directed	779,532

Administrative expenses — Participant-directed	33,253

Total deductions	818,477

Net Increase in Net Assets Available for Benefits	758,949
Net Assets Available for Benefits — Beginning of year	8,427,442

Net Assets Available for Benefits — End of year	$9,186,391

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Description of the Plan
The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on their first day of employment with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of base compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts — Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions, plan earnings, and expenses. Allocation of the Company’s contributions, plan earnings, and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts — Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.
Vesting — Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997, and any pension plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100 percent vested after six years of credited service.
Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Description of the Plan (Continued)
Participant Notes Receivable — The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one note receivable from the Plan at any time and initial notes receivable must be for at least $1,000, with a maximum of $50,000, as determined by the Internal Revenue Service (IRS).
Party-in-interest Transactions — The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Charles Schwab Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100 percent vested in their accounts.
Note 2 — Summary of Accounting Policies
Investment Valuation — The Plan’s investments are stated at fair value, except for its benefit-responsive stable value common/collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Interest-bearing cash is valued at outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2 — Summary of Accounting Policies (continued)
Administrative Expenses — Various administrative expenses are paid by the Company on behalf of the Plan.
Benefit Payments — Benefits are recorded when paid.
Risk and Uncertainties — The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk — At December 31, 2010 and 2009, approximately 3 percent and 5 percent of the Plan’s assets, respectively, were invested in Camco Financial Corporation common stock.
New Accounting Pronouncement — During 2010, the Plan adopted the provisions of a new accounting standard which requires that defined contribution plans classify participant loans as notes receivable from participants rather than as investments as was previously required. This standard was adopted retroactively and, as a result, the December 31, 2009 participant loans have been reclassified from investments to participant notes receivable and the 2009 interest income has been reclassified from investment income to interest from participant notes receivable. The adoption of this standard had no impact on the Plan’s net assets or changes in net assets.
Note 3 — Tax Status
The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.
The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4 — Significant Investments at Fair Value
Significant investments at fair value at December 31, 2010 and 2009 are listed as follows:

	2010	2009

Investments at fair value:
Camco Financial Corporation common stock	$267,910	$400,635
Camco Financial Corporation common stock*	13,143	23,660
Growth Fund of America R5	1,125,135	1,071,972

Metropolitan West Total Return Bond Fund	1,113,383	978,415
MFS Value	1,100,651	882,334
Vanguard Short-term Investment Grade Fund	734,209	668,420
Europacific Growth Fund R5	924,003	852,958
Vanguard 500 Index Signal Fund	1,118,165	943,574
Artisan Midcap Value Fund	634,379	610,381
Columbia Acorn Fund Class 2	608,816	519,584

Investment at contract value — Union Bond & Trust Co.
Stable Value Fund	852,953	648,493

*	Nonparticipant-directed investment

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 5 — Fair Value
Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2010 and 2009 and the valuation techniques used by the Plan to determine those fair values.
Level 1 — In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 — Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 5 — Fair Value (Continued)
Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Balance at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2010

Assets
Common stock — Camco Financial Corp.	$281,053	$—	$—	$281,053
Mutual funds:
Growth funds	2,079,783			2,079,783
Index funds	3,577,352			3,577,352
Fixed income fund	1,113,383			1,113,383
Balanced fund	223,713			223,713
Short term investment fund	734,209			734,209
Common collective trust fund(1)	—	869,301	—	869,301

Total	$8,009,493	$869,301	$—	$8,878,794

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Balance at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009

Assets
Common stock — Camco Financial Corp.	$424,295	$—	$—	$424,295
Mutual funds:
Growth funds	1,959,663			1,959,663
Index funds	3,040,886			3,040,886
Fixed income fund	978,415			978,415
Balanced fund	404,748			404,748
Short term investment fund	668,420			668,420
Common collective trust fund(1)	—	651,550	—	651,550

Total	$7,476,427	$651,550	$—	$8,127,977

(1)
This category represents investments in an actively managed common collective trust fund that invest primarily in investment contracts, a variety of fixed income investments that may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Camco Financial & Subsidiaries Salary Savings Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2010

	(c)
	Description of Investment,
(a)(b)	Including Maturity Date,		(e)
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Nonparticipant-directed Investments

** Camco Financial Corporation	Common stock, 9,002 shares	$109,825	$13,143

Participant-directed Investments

** Camco Financial Corporation	Common stock, 183,500 shares	*	267,910

Charles Schwab Trust Company	Common/collective fund — Union Bond & Trust Co. Stable Value Fund	*	852,953

Charles Schwab Trust Company	Mutual fund — MFS Value	*	1,100,651
Charles Schwab Trust Company	Mutual fund — Artisan Midcap Value Fund	*	634,379
Charles Schwab Trust Company	Mutual fund — Columbia Acorn Fund Class 2	*	608,816
Charles Schwab Trust Company	Mutual fund — Europacific Growth Fund R5	*	924,003
Charles Schwab Trust Company	Mutual fund — Growth Fund of America R5	*	1,125,135
Charles Schwab Trust Company	Mutual fund — Metropolitan West Total Return Bond Fund	*	1,113,383
Charles Schwab Trust Company	Mutual fund — Schwab Market track Balanced Fund	*	223,713
Charles Schwab Trust Company	Mutual fund — Vanguard Short-term Investment Grade Fund	*	734,209
Charles Schwab Trust Company	Mutual fund — Vanguard 500 Index Signal Fund	*	1,118,165
Charles Schwab Trust Company	Mutual Fund — Alger Small Cap Growth Fund	*	30,645
Charles Schwab Trust Company	Mutual Fund — Northern Small Cap Value Fund	*	29,482

Charles Schwab Trust Company	Vanguard Small Cap	*	85,859
** Plan participants	Participant notes receivable bearing interest at 4.25% to 9.25%	—	286,040

Total assets			$9,148,486

*	Cost information not required

**	Denotes party-in-interest

Schedule 1	Page 1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL AND SUBSIDIARIES SALARY SAVINGS PLAN By its Administrator: Camco Financial Corporation
Date: June 20, 2011	By:	/s/ James E. Huston
James E. Huston, Chief Executive Officer